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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEW YORK
DAVID R. FEIBUSCH
MY APPOINTMENT EXPIRES 02/23/2014
Reg# 01FE6003084

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Investors Securities Corp.

Statement of Financial Condition
December 31, 2009

Diversified Investors Securities Corp.
Index
December 31, 2009

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–5



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Diversified Investors Securities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Diversified Investors Securities Corporation (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Diversified Investors Securities Corp.
Statement of Financial Condition
Year Ended December 31, 2009

Assets	
Cash	$ 2,696,223
Commissions and concessions receivable	8,057,326
Other assets	248,590
Total assets	$ 11,002,139
Liabilities and Stockholder's Equity	
Liabilities	
Marketing and distribution expenses payable	$ 279,713
Due to affiliates, net	7,753,739
Accrued expenses	16,000
Total liabilities	8,049,452
Stockholder's equity	
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,394,463
Accumulated deficit	(3,442,776)
Total stockholder's equity	2,952,687
Total liabilities and stockholder's equity	$ 11,002,139

The accompanying notes are an integral part of this financial statement.

1. Organization

Diversified Investors Securities Corp. (the "Company"), a wholly-owned subsidiary of Diversified Investment Advisors, Inc. ("Diversified" or the "Parent"), an indirect wholly-owned subsidiary of AEGON USA LLC ("AEGON"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of FINRA. The Company offers shares of mutual funds and variable annuity contracts to Diversified's retirement plan customers.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue and related expense on trade date. The Company recognizes concessions on an accrual basis. The Company has entered into distribution and service agreements with various mutual fund groups whereby it may receive 12b-1 or other shareholder servicing fees for the placement and retention of assets in such mutual funds. One of these mutual fund groups is advised by "Transamerica Asset Management, Inc". and distributed by Transamerica Capital, Inc., both AEGON affiliates. The Company has entered into an agreement with Diversified to periodically pay the amount equal to 12b-1 and other shareholder servicing fees as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. The amount paid is directly related to the amount received. As of December 31, 2009, $1,277,613 of 12 b-1 fees and $6,500,000 of revenue sharing fees are included in commissions and concessions receivable and due to affiliates net.

As of December 31, 2009, $279,713 was included in commissions and concessions receivable and marketing and distribution expenses payable.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to commissions, are considered to approximate the carrying value due to the short-term nature of the financial instruments.

Accounting Pronouncements

In June 2009, the FASB issued ASC 105, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("ASC 105")," which became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of ASC 105, the FASB Accounting Standards Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the FASB Accounting Standards Codification became non-authoritative. The Company adopted ASC 105 as it became effective for financial statements issued for interim and annual periods ending after September 15, 2009. Upon the adoption of ASC 105, beginning for this annual period ending December 31, 2009, references to authoritative accounting literature have been modified to "plain English" in accordance with the adoption of ASC 105.

In May 2009, FASB issued new guidance relating to subsequent events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance sets forth:

- the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;
- the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
- the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has adopted the new guidance and it was effective for these financial statements issued for the annual period ending December 31, 2009. See Note 8 Subsequent Events for further detail.

3. Related Party Transactions

Due to affiliates, net in the amount of $7,753,739 relates to amounts due to AEGON and Diversified for services provided to the Company for corporate and distribution expenses paid on the Company's behalf, partially offset by tax receivables.

Activities of the Company are substantially governed by AEGON who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operating as an unaffiliated Company.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. Rule 15c3-1 also provides that equity capital may not be drawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009, the Company's net capital was $2,679,310 which exceeds the net capital requirement of $536,630 by $2,142,680 and its ratio of aggregate indebtedness to net capital was 3.00 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to agency trades of registered securities of registered investment companies and no customer funds or securities are held.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. bank.

6. Income Taxes

The Company is included in the consolidated U.S. Federal income tax return of AEGON, and files separate state and local returns. In accordance with an agreement between AEGON and the Company, U.S. Federal income tax expense is allocated to the Company based on consolidated tax filings. The Company will be reimbursed by AEGON for the utilization of its U.S. Federal net operating loss to the extent such benefits are used in the consolidated tax return. For state and local taxes, temporary differences related to the Company's tax loss carryforwards have been fully reserved. Minimum state and local taxes were recorded.

Tax assets and liabilities resulting from the income tax allocations are settled through the intercompany account due to affiliates, net.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of January 1, 2008, December 31, 2008, and December 31, 2009. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Subsequent Events

The Company evaluated subsequent events from January 1, 2010 through February 25, 2010, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.